1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

June 21, 2010

via edgar submission

Karen J. Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Commodity Index Funds Trust Amendment No. 3 to Registration Statement on Form S-1 Filed May 25, 2010 Registration No. 333-164024

Dear Ms. Garnett:

On behalf of the United States Commodity Index Funds Trust (the “Registrant”), enclosed for your convenience is a courtesy copy of Amendment No. 4 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on June 21, 2010.  The enclosed copy has been marked to show changes from Amendment No. 3 to the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of June 16, 2010 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.

Karen J. Garnett, Esq.
June 21, 2010

General

1.
We note your response to comment 1 for our letter dated May 6, 2010.  Please revise the prospectus to disclose that you have no intention of making investments that are not described in the prospectus and that any changes to your investment objectives will be reflected in an amended prospectus.

Response:   The Registrant agrees with the premise that if it were to make investments in securities or other instruments not already described in the prospectus or if it changed its investment objective, it would be required to file an amended prospectus, if not a post-effective amendment. However, the Registrant continues to believe that making the suggested statement in the prospectus is not necessary and may confuse investors regarding the investments it intends to make initially and the investments it may make in the future based on changes in circumstances. The Registrant negotiated and discussed its intended investments at great length with the Division of Trading and Markets, in connection with the NYSE Arca’s Exchange Act Rule 19b-4 application that was noticed by the Commission earlier this month and published in the Federal Register on June 15, 2010. The current disclosure in the prospectus reflects the results of those negotiations and discussions and is intended to address the Division of Trading and Markets concerns as well as the need to provide the Registrant with an appropriate level of flexibility in meeting its investment objective. Since the Registrant believes that the disclosure change suggested by the staff would not be beneficial, and, in fact, may be confusing, to investors, and since the suggested change may be considered to be inconsistent with the representations made by the Registrant in connection with the NYSE Arca’s 19b-4 application, the Registrant has not made the requested revision to Amendment 4.

Prospectus Cover Page

2.
We note your response to our comment number 4 in your response letter dated April 8, 2010.  We are, however, unable to locate the per unit price of units offered in creation baskets other than the initial creation baskets.  Please revise the cover page to disclose the per unit price of units offered in creation baskets other than the initial creation baskets.  We note disclosure on page 80 indicating that the price will be your then-current per share NAV.

Response: The Registrant has revised its disclosure accordingly.

Karen J. Garnett, Esq.
June 21, 2010

What Are the Risk Factors Involved With An Investment in USCI?

Although the Units of USCI are limited liability investments, certain …, page 20

3.
You disclose that it is unlikely that a court in a state outside of Delaware would hold that, due to the absence of any statutory provision to the contrary in such jurisdiction, the Unitholders, although entitled under Delaware law to the same limitation on personal liability as stockholders in a private corporation for profit organized under the laws of the State of Delaware, are not so entitled in such state.  Please remove this mitigating language from this risk factor.

Response: The Registrant has revised its disclosure accordingly.

Prior Performance of the Sponsor and Affiliates, page 35

4.	Please revise to provide prior performance information as of a more recent date or tell us why February 28, 2010 is the most recently available information.

Response:  The Registrant has revised its disclosure accordingly.  The National Futures Association requires that prior performance information be current within three months of the date of the disclosure document.  The Registrant has provided performance data current through April 30, 2010 in Amendment No. 4.  To provide more current performance data would be time-consuming and expensive to the Registrant and would serve to slow down the registration process since such information is also subject to review and comment by the National Futures Association.

Hypothetical Performance Results, page 73

5.
We note your response to our prior comment 6 and the revised disclosure on page 73 regarding the Annualized Sharpe Ratio.  Please additionally disclose why it is important for the Annualized Sharpe Ratio to measure total return “adjusted by the volatility” of an index and what high and low annualized volatility percentages mean.

Response:  The Registrant has revised its disclosure accordingly.

Fees to be Paid by USCI, page 78

6.
Please revise your disclosure regarding the advisory fee to be paid by the Sponsor to SummerHaven.  Currently, it is difficult [to] understand the components of this advisory fee and the total amount of the advisory fee to be paid to SummerHaven.  Please also revise to define “USCF.”

Response: As an initial matter, the Registrant believes it is important to note that the advisory fee to be paid to SummerHaven is a fee from the Sponsor and is not borne by USCI.  Therefore, the amounts paid to SummerHaven have no economic impact on unitholders of USCI or the net asset value of USCI’s units.  Further, there are numerous components to the advisory fee which affect the amounts due to SummerHaven on an ongoing basis and are not conducive to concise disclosure.  Notwithstanding this, the Registrant has revised its disclosure in an attempt to more clearly describe how the fee is calculated and has replaced references to “USCF” with “the Sponsor.”

Karen J. Garnett, Esq.
June 21, 2010

Tax Status of the Trust and USCI, page 98

7.
We note that the Trust and the Sponsor have represented to counsel that at least 90% of USCI’s gross income for each taxable year will constitute “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code.  This appears to be a legal conclusion that is integral to counsel’s opinion regarding the tax treatment of the Trust as a partnership.  Please revise to remove this representation or tell us why you believe it is appropriate.

Response:  In order to provide an opinion that USCI will be taxed as a partnership, not as a corporation, at least 90% of USCI's gross income for each taxable year must constitute qualifying income within the meaning of Section 7704 of the Internal Revenue Code, as amended.  We, as counsel to USCI, are not in a position to control or know what USCI's gross income will be in any given year, which is an entirely factual question.  As a result, we have received representations from the Trust and USCI that the qualifying income requirement will be met in future years.  We believe that it is customary for publicly-traded partnerships to make this representation in connection with a tax opinion from counsel relating to the tax treatment of the issuer.  In addition, we believe that the opinion we have provided, with the representation from USCI and the Trust, is more meaningful to investors than an opinion that is limited to the tax treatment of USCI prior to its commencement of operations.  If we were required to remove the representation related to the qualifying income requirement, we would be unable to provide an opinion and the related tax disclosure of the tax treatment of USCI until it commenced operations unless we assumed that the qualifying income requirement would be met, which would have the same effect as receiving this representation from the Trust and USCI.

Financial Statements and Notes

8.	We note your response to comment 9 and will continue to monitor this issue.

Response:    Since the filing of Amendment No. 3 to the Registration Statement, we have had conversations with the staff about the presentation of the financial statements and the inclusion of both United States Commodity Index Funds Trust and United States Commodity Index Fund in the audit report.  The Registrant has included updated audited financial statements as of and through March 31, 2010 that reflect these discussions.

*                      *                       *

Karen J. Garnett, Esq.
June 21, 2010

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.